

June 27, 2012

Via E-mail
Edward L. Rand, Jr.
Chief Financial and Accounting Officer
ProAssurance Corporation
100 Brookwood Place
Birmingham, AL 35209

> **Re: ProAssurance Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 22, 2012**
> **Form 8-K dated May 7, 2012**
> **Filed May 7, 2012**
> **File No. 001-16533**

Dear Mr. Rand:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comments, we ask that you provide us information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources and Financial Condition
Cash Flows, page 44

1. Please provide us proposed disclosure to be included in future periodic reports to include an explanation for the changes in cash provided (used) by operating activities, investing activities and financing activities for all periods presented. Your current disclosure only explains the changes in operating activities between 2011 and 2010.

<u>Investment Exposures, page 46</u>

2. Please provide us proposed disclosure to be included in future periodic reports to include the break-out of your investment in state and municipal bonds between pre-refunded, general obligation and special revenue bonds.

<u>8. Reserve for Losses and Loss Adjustment Expenses, page 123</u>

3. Your 2011 favorable development of $385 million for prior years' reserves is significantly higher than previous years and is significant to both the beginning reserve balance and your net income. You have provided a breakdown of the favorable development on page 34 by year. Please provide us proposed disclosure to explain and quantify the factors that resulted in the significant increase in the favorable development in prior years' reserves.

<u>Form 8-K dated May 7, 2012</u>
<u>Exhibit 99.1</u>

4. You start your earnings release with the disclosure of a non-GAAP financial measure, operating income. In addition, you present operating income per share which is a non-GAAP measure before net income per share. Please provide us proposed revised disclosures to be included in future earnings releases that balance these non-GAAP performance measures with a discussion of the most comparable GAAP measure. Please be sure that the revised disclosures show the GAAP measures with equal or greater prominence than the non-GAAP measures. Please see Instruction 2 to Item 2.02 of Form 8-K which indicates that Item 10(e)(1)(i) of Regulation S-K applies to these disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant